SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2003

(Commission File No. 1-14668)

Energy Company of Paraná
(Translation of registrant’s name in English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes      No   X

FOR IMMEDIATE RELEASE

Contacts in Brazil Ricardo Portugal Alves 011-5541-222-2871 ricardo.portugal@copel.com Solange Maueler 011-5541-331-4359 solange@copel.com	Contacts in New York Lauren Puffer - lpuffer@hfgcg.com Isabel Vieira - ivieira@hfgcg.com 646-284-9413/9432

COPEL ANNOUNCES RESIGNATION OF CHAIRMAN
AND PROCEDURES FOR READJUSTMENT OF TARIFF RATES

Curitiba, Brazil, August 27, 2003- Companhia Paranaense de Energia – COPEL (NYSE: ELP; LATIBEX: XCOP), a Brazilian utility company that generates, transmits, and distributes electric power to the State of Paraná, today announced the resignation of its Chairman and a change in its tariff rates.

Copel’s Chairman, Ary Veloso Queiroz, resigned today as a result of health related issues. The Company will announce a replacement as soon as possible.

Following the press release distributed on August 20, 2003 about the Company’s tariff rates and in accordance with the Brazilian Energy Regulator’s (ANEEL) Resolution No. 284/2003 of June 23, 2003, the Board of Directors met on August 26, 2003 to discuss the Company’s tariff rates. At this meeting, the Board ratified the majority shareholders’ decision under the following terms: average tariff increase of 25.27% for all consumers, allowing a discount of the same amount for all customers who are not past due on payments.

In case there is a need for resources in the future, Copel’s Board of Officers shall analyze a reduction in the percentage offered as a tariff discount and submit the issue for approval by the Board of Directors.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA PARANAENSE DE ENERGIA — COPEL

Date: August 28, 2003

By: /s/ Ronald Thadeu Ravedutti Name: Ronald Thadeu Ravedutti Title: Principal Financial Officer